FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 26, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES PRIVATE
DEBENTURE OFFERING IN ISRAEL

Netanya, Israel – November 26, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the previously announced preparation for a private debenture offering in Israel of additional debentures of the existing series L debentures, which are listed on the Tel Aviv Stock Exchange, or TASE, the Company  received orders from certain institutional investors for approximately NIS 744 million principal amount of additional Series L debentures, out of which the Company accepted (subject to the TASE's approval) orders for NIS 400 million aggregate principal amount of additional Series L debentures, for a total consideration of approximately NIS 391 million.

The price was set at NIS 977 for each Series L debenture of NIS 1,000 principal amount, reflecting an effective interest of 3.55% per annum. Accordingly, the debentures series L will be issued at a discount over the adjusted principal amount of the debentures (reflecting accumulated interest).

The net proceeds from the offering shall be used for general corporate purposes.

Resale of the new Series L debentures (once issued) shall be subject to the limitations set in section 15c of the Israeli Securities Law and the regulations promulgated thereunder.

The closing of the private offering is subject to the receipt of the TASE's approval.

For additional details see our most recent annual report for the year ended December 31, 2019 on Form 20-F, filed on March 23, 2020 under: "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Public Debentures" And our most recent report on Form 6-K filed on November 23, 2020.

The offering described in this press release was made only in Israel and only to residents of Israel. The securities have not been registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.  Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shai Amsalem Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-9735	Investor Relations Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For November 26, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary